AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1999
                           REGISTRATION NO. 333-74097


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                 Amendment No. 1
                                       to
                                    FORM S-6
                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.     EXACT NAME OF TRUST:
             Empire State Municipal Exempt Trust, Guaranteed Series 145

B.     NAME OF DEPOSITORS:
             Glickenhaus & Co.
             Lebenthal & Co., Inc.

C.     COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
             Glickenhaus & Co.                       Lebenthal & Co., Inc.
             6 East 43rd Street                      120 Broadway
             New York, New York 10017                New York, New York 10281

D.     NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                                    COPY OF COMMENTS TO:
             SETH M. GLICKENHAUS                     JAMES A. LEBENTHAL             MICHAEL R. ROSELLA, Esq.
             Glickenhaus & Co.                       Lebenthal & Co., Inc.          Battle Fowler LLP
             6 East 43rd Street                      120 Broadway                   75 East 55th Street
             New York, New York 10017                New York, New York 10281       New York, New York 10022
                                                                                    (212) 856-6858

E.     TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
             An indefinite number of Units of Empire State Municipal Exempt Trust, Guaranteed Series 145 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended and Rule 24f-2 thereunder.


F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
             Indefinite

G. AMOUNT OF FILING FEE (computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public):
             Not required

H.     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
             As soon as practicable after the effective date of the Registration Statement.
             /X/Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


396037.1

5,000 UNITS

DATED:  MAY 25, 1999


EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES                       145


The Empire State Municipal Exempt Trust, Guaranteed Series 145, is one of a series of similar but separate unit investment trusts the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio. The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years. The Sponsors are Glickenhaus & Co. and Lebenthal & Co., Inc. As of the date of deposit, all of the units and the bonds, while in the Trust, will be rated AAA by Standard & Poor's and Moody's will assign a rating of Aaa to all bonds in the Trust, as insured.

The minimum purchase is 1 Unit.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Empire State Municipal Exempt Trust. Part A may not be distributed unless accompanied by Part B.

Read and retain this Prospectus for future reference.




The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.






840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 145
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether an investment in this Trust is right for you. More detailed information can be found later in this Prospectus


Investment Objective. The Empire State Municipal Exempt Trust, Guaranteed Series 145, is a unit investment trust the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio. The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years.

Investment Strategy. The following factors, among others, were considered in selecting the bonds:

o whether the Bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States and their political subdivisions or authorities) so that the interest on such Bonds would be exempt from Federal, New York State and New York City income taxes imposed on the unit holders;

o whether the MBIA Insurance Corporation insurance for the payment of principal and interest on the Bonds is available;

o the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

o     the diversity of the purpose of issue of Bonds; and

o the cost of the Bonds relative to what the Sponsors believe is their value.

Risk Factors. Investors can lose money by investing in the Trust. The value of the units and the bonds held in the portfolio can each decline in value. An investor should consider the following factors when deciding whether to purchase units of the Trust:

o No assurance can be given that the Trust's objectives will be achieved. These objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations or of the insurer to meet its obligations under the insurance.

o Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal or New York State income tax rate.

o Changes in the tax treatment of bonds may have an adverse impact on the value of the units.

o Insurance does not protect against the risk of market fluctuations on the underlying bonds in the Trust's portfolio and of the units of the Trust. The ratings of the Bonds in the Trust may be adversely affected by changes in economic, political or other conditions. However, due to the MBIA insurance policy, all Bonds will be rated "Aaa" by Moody's and "AAA" by Standard & Poor's so long as they remain in the Trust.

o If a decrease in net asset value occurs and units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors.

Taxes. Interest on all of the bonds in the Trust is generally exempt from regular Federal income taxes and is generally exempt from certain New York state and local personal income taxes. Each of the bonds in the Trust received an opinion from bond counsel

                                       A-2
840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 145
INVESTMENT SUMMARY
--------------------------------------------------------------------------------


rendered on the date of issuance confirming its tax- exempt status.

Distributions. The Trust will distribute interest received by the Trust semi-annually unless the unit holder elects to receive them monthly. The Trust pro-rates the interest distributed on an annual basis.


Each unit of the Trust at the Date of Deposit represents 1/5,000 fractional undivided interest in the $5,000,000 face amount of underlying bonds and net income of the Trust in the ratio of 1 unit for each $1,000 principal amount of underlying bonds (including contracts and funds for the purchase thereof) in the Trust.

Public Offering Price.

If the units of the Trust had been available for sale on May 24, 1999, the Public Offering Price per unit would have been $993.39. The Public Offering Price of the units during the initial offering period is equal to:

o the aggregate offering price of the bonds in the Trust's portfolio divided by the number of units outstanding, plus

o a sales charge equal to 4.9% of the aggregate offering price of Securities per unit, and

o     a pro rata portion of estimated organization costs.


During the initial offering period, sales of at least 250 units will be entitled to a volume discount from the Public Offering Price. During the initial public offering period of the Trust, if you are already an investor in any unit investment trust with a fixed income portfolio and you sell units in such portfolio, you may purchase an equal amount in value of units of the Trust at a discount of $10.00 per unit. The amount of your purchase is limited to your current investment.

The initial offering period lasts until all of the units have been sold, which is usually between thirty and ninety days of the Date of Deposit.

After the initial offering period the Public Offering Price of the units is equal to:

o the aggregate bid price of the bonds in the Trust's portfolio divided by the units outstanding, plus

o a sales charge starting at 5.9%, which declines based upon the years to maturity of the bonds.

The Insurer. The Insurer, MBIA Insurance Corporation, is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer.

Market for Units. The Sponsors currently intend to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsors are not obligated to maintain a market and may stop doing do without prior notice for any business reason. If the Sponsors stop repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsors or the Trustee without fee or penalty.


                                       A-3
840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 145

FEE TABLE
--------------------------------------------------------------------------------

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Offering and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------



  Unit Holder Transaction Expenses
                                                                                              As a % of              Amounts per
                                                                                     Public Offering Price              Unit
                                                                                     ------------------------   --------------------

Maximum Sales Charge Imposed on Purchase during the Initial  Offering Period (as
a percentage of offering price)...................................................         4.90%                 $   48.45
                                                                                           =========             =========
Reimbursement to Sponsors for Estimated Organization Costs........................         .452%                 $    4.50
                                                                                           =========             =========

  Estimated Annual Trust Operating Expenses
       (expenses deducted from Trust assets)
                                                                                              As a % of              Amounts per
                                                                                            Net Assets                  Unit
                                                                                     ------------------------   --------------------
Trustee's Fee......................................................................          .114%                   $  1.07
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees.................          .027%                   $  0.25
Other Operating Expenses...........................................................          .107%                   $  1.01
                                                                                          -------                    -------
                                                                                             .248%                   $  2.33
                                                                                          =======                    =======



  Example                                                                                            Cumulative Expenses and
                                                                                                    Charges Paid for Period:
                                                                                   -------------------------------------------------
                                                                                     1 year     3 years      5 years       10 years
                                                                                     ------     -------      -------       --------

An  investor  would  pay  the  following  expenses  and  charges  on  a  $10,000 investment,  assuming the Trust's  estimated annual  operating  expense ratio of
 .248% and a 5% annual return on the investment throughout the periods..............  $  553     $  599        $  646        $  763

   The example also assumes and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower than those assumed for purposes of the example.



                                       A-4
840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST,  GUARANTEED SERIES 145
SUMMARY OF ESSENTIAL INFORMATION
AS OF MAY 24, 1999



Sponsors:                      Glickenhaus & Co.                    Annual Insurance
                               Lebenthal & Co., Inc.                Premium:            $1,500 based upon the aggregate principal
                                                                                        amount of the bonds in the Trust.  If the
Agent for Sponsors:            Glickenhaus & Co.                                        Trustee had exercised its right to obtain
                                                                                        permanent insurance on all of the bonds in
Trustee and Distribution                                                                the Trust as of the Date of Deposit, the
Agent:                         The Bank of New York                                     total cost of the permanent insurance
                                                                                        premiums would have been $17,765.
Evaluator:                     Muller Data Corporation              Minimum Principal
                                                                    Distributions:      $1.00 per unit
Date of Deposit+:              May 25, 1999                         Minimum Value of the
                                                                    Trust under which the
                                                                    Trust Agreement May
Mandatory Termination Date: June 15, 2031                           be Terminated:      $1,000,000 or 20% of the principal
                                                                                        amount of the bonds deposited in Trust,
                                                                                        whichever is lower.
First Settlement Date:         May 28, 1999                         Monthly Record
                                                                    Dates:              15th Day of Month.
Sales Charge and Organizational Costs:

During the initial offering period investors pay a sales charge     Monthly Payment
of 4.9% of the Public Offering Price.  Investors who purchase       Dates:              1st Day of Month.
units during the initial offering period also pay a pro rata
share of the costs incurred in organizing the Trust.  These         Semi-Annual Record
organization costs include costs of preparing the registration      Dates:              15th Day of November and May.
statement, the trust indenture and other closing documents,
registering units with the SEC and the states, and the initial audit of the Trust's portfolios.  The initial sales charge is paid  Semi-Annual Payment
directly from the amount invested.  Investors who purchase          Dates:              1st Day of December and June.
shares after the initial offering period do not have to pay any of the organization costs but will pay a variable sales charge
ranging from a maximum of 5.9% to a minimum of 1.0%                 Evaluator's Fee:    $.55 per bond for each valuation.
based upon the maturity of each bond in the Trust.

Average Dollar Weighted                                             Trustee's Annual
Maturity of Bonds                                                   Fee:                For each $1,000 principal amount of bonds
in the Trust:          29.775 Years.                                                    in the Trust, $1.07 under the monthly and
                                                                                        $.67 under the semi-annual distribution
                                                                                        plan.
Evaluation Time:       12:00 p.m. New York Time on the              Sponsors' Annual
                       initial Date of Deposit and 2:00 p.m.        Fee:                Maximum of $.25 per $1,000 principal
                       New York Time thereafter.                                        amount of underlying Securities.

----------
+ The Date of Deposit is the date on which the Trust Agreement between the Sponsors and the Trustee was signed and the deposit with the Trustee was made.

                                       A-5
840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 145
SUMMARY OF ESSENTIAL INFORMATION
AS OF MAY 24, 1999


Aggregate Principal Amount of Bonds in Trust:                                                                 $  5,000,000.00*
Number of Units:                                                                                                     5,000
Fractional Undivided Interest in Trust Per Unit:                                                                   1/5,000
Total Value of Securities in Portfolio (Based on Offering Side Valuations of Securities):                     $  4,702,170.00
                                                                                                              ================
Sponsors' Initial Repurchase Price Per Unit (Total Value of Securities divided by 5,000                       $        940.44**
Units):                                                                                                       $         48.45
  Plus Sales Charge of 4.9% (on sales of fewer than 250 Units):                                               $          4.50
                                                                                                              ----------------
  Plus Organization Costs:                                                                                    $        993.39***
                                                                                                               ----------------
Public Offering Price Per Unit:                                                                               $        932.18***
Redemption Price Per Unit:                                                                                    $         61.21
Excess of Public Offering Price Over Redemption Price Per Unit:                                               $         52.95
Excess of Public Offering Price Over Sponsors' Initial Repurchase Price Per Unit:
                                                                                                              $     46,240.00
Sponsors' Profit (Loss) on Deposit:


                                                                                           Monthly            Semi-Annual
                                                                                           -------            -----------
    Estimated Annual Interest Income Per Unit (includes cash income accrued only):         $        48.25     $      48.25
       Less Annual Premium on Portfolio Insurance:                                                    .30              .30
       Less Estimated Annual Expenses (excluding insurance costs):                                   2.03             1.53
                                                                                           ----------------   ----------------------
    Estimated Net Annual Interest Income Per Unit:                                         $        45.92     $      46.42
                                                                                           ================   ======================
    Estimated Interest Distribution Per Unit**:                                            $         3.82     $      23.21
   o       Date of First Distribution:                                                     July 1, 1999       December 1, 1999
   o       Amount of First Distribution:                                                   $         2.16     $      21.53
   o       Record Date of First Distribution:                                                                 November 15,
                                                                                           June 15, 1999      1999
   o       Date of Regular Distribution:                                                   August 1, 1999     June 1, 2000
                                                                                           and thereafter     and thereafter
   o       Amount of Regular Distribution:                                                 $         3.82     $      23.21

    Estimated Current Return Based on Public Offering Price (includes cash
      income accrual only) (calculated after payment of insurance premiums):                         4.62%            4.67%
    Estimated Long-Term Return (calculated after payment of insurance premiums):                     4.69%            4.75%
    Estimated Daily Rate of Net Interest Accrual Per Unit:                                 $      .127556     $    .128944

-----------------
* If a replacement bond is not acquired when a contract for the purchase of bonds fails, the aggregate principal amount of the bonds may be reduced. See "The Trust - General Considerations" in Part B.

**     Based,  during the initial  offering  period,  solely  upon the  offering prices of the Securities and thereafter on the bid prices of such Securities.
*** No accrued interest will be added to the Public Offering Price in connection with purchases of units contracted for on May 25, 1999. With respect to purchases contracted for after such date, accrued interest from May 28, 1999 to, but not including, the date of settlement (normally three business days after order) will be added to the Public Offering Price. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including May 28, 1999.
**** Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit" in Part B.



                                       A-6
840728.1

EMPIRE STATE MUNICIPAL TRUST, GUARANTEED SERIES 145
PORTFOLIO SUMMARY AS OF MAY 25, 1999

                                                                                                     Number         Percentages +
                                                                                                  -------------    ----------------
Number of municipal bonds......................................................................        5                  100.0%
General obligation bonds backed by the taxing power of that issuer.............................        1                   20.0%
Bonds payable from the income of specific projects or authorities and not
       supported by the issuer's power to levy tax..............................................       4                   80.0%
The bonds derived their income from the following primary source:
      o              Health Care................................................................       2                   40.0%*
      o              Higher Education...........................................................       1                   20.0%
      o              Water and sewer facilities.................................................       1                   20.0%
Prior to their deposit the bonds in the trust were rated as follows:...........................
      o              Standard & Poor's
                               AAA..............................................................       5                  100.0%
                               AA...............................................................       0                    0.0%
                               A................................................................       0                    0.0%
                                                                                                                    --------------
                                          Total.................................................       5                  100.0%
                                                                                                                    ==============
      o              Moody's
                               Aaa..............................................................       0                    0.0%
                               Aa...............................................................       0                    0.0%
                               A................................................................       0                    0.0%
                                                                                                                    --------------
                                          Total.................................................       0                    0.0%
                                                                                                                    ==============

 Bonds initially deposited which were purchased on a "when issued" basis........................       0                    0.0%
 Bonds initially deposited which were purchased on a delayed settlement basis...................       0                    0.0%
 Number of bonds issued with "original issue discount"..........................................       5                  100.0%
 Number of zero coupon bonds....................................................................       0                    0.0%

--------------------

+ Percentages based on the aggregate offering prince of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

                                       A-7
840728.1

                         REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee, and Unit Holders of Empire State Municipal Exempt Trust, Guaranteed Series 145

We have audited the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 145, including the Portfolio as of the opening of business on May 25, 1999. This financial statement is the responsibility of the Sponsors. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. An irrevocable letter of credit deposited on May 25, 1999 in the amount required to purchase securities, as described in the Statement of Condition, was confirmed to us by the Trustee.

In our opinion, the Statement of Condition referred to above presents fairly, in all material respects, the financial position of Empire State Municipal Exempt Trust, Guaranteed Series 145 at the opening of business on May 25, 1999 in conformity with generally accepted accounting principles.


BDO SEIDMAN, LLP
New York, New York
May 25, 1999

                                       A-8
840728.1

                       EMPIRE STATE MUNICIPAL EXEMPT TRUST
                              GUARANTEED SERIES 145
                  Statement of Condition as of Date of Deposit
                   as of the Opening of Business, May 25, 1999

                                 TRUST PROPERTY

Investment in Securities:
      Contracts to purchase underlying Securities (1)(2)..................................................... $4,702,170.00
Accrued interest receivable (2)..............................................................................     85,750.00
                                                                                                              -------------
              Total.......................................................................................... $4,787,920.00
                                                                                                              =============

                    LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities:
      Accrued interest receivable (2)........................................................................ $   85,750.00
                                                                                                              --------------
                                                                                                              $   85,750.00
Interest of Unit holders:
Units of fractional undivided interest outstanding (5,000):
      Cost to investors (3)..................................................................................  4,966,935.00
      Less-Organization Costs (4)............................................................................     22,500.00
      Less--gross underwriting commission (5)................................................................    242,265.00
                                                                                                              ------------
Net interest of Unit holders.................................................................................  4,702,170.00
                                                                                                              -------------
              Total.......................................................................................... $4,787,920.00
                                                                                                              =============

----------------------

           (1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" in Part B. The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $4,660,920.00. An irrevocable letter of credit issued by Bankers Trust, in an aggregate amount equal to or in excess of $4,788,194.30 has been deposited with the Trustee. The amount of such letter of credit includes: $4,702,170.00, the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $86,024.30 covering accrued interest through expected dates of delivery.
           (2)   On   the   basis   set   forth    under    "Rights    of   Unit
Holders--Distribution of Interest and Principal" in Part B the Trustee will advance an amount equal to the accrued interest on the Securities as of May 28, 1999 (the "First Settlement Date") plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsors on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.
           (3) Aggregate public offering price (exclusive of interest) is computed on 5,000 Units on the basis set forth above under "Public Offering-- Offering Price" in Part B.
           (4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing a Trust. These costs have been estimated at $4.50 per Unit for the Trust.
           (5) A sales charge of 4.9% computed on 5,000 Units. See "Public Offering--Offering Price" in Part B for volume discounts on sales of 250 Units or more.


                                       A-9
840728.1

                       EMPIRE STATE MUNICIPAL EXEMPT TRUST
                              GUARANTEED SERIES 145
              Portfolio as of the Opening of Business, May 25, 1999


                                                                                  Redemption Features
Port-                                                               Coupon         Ant.--Anticipated      Yield        Cost of
folio  Rating    Principal      Represented by Contracts to         Rate and       S.F.--Sinking Fund       to        Securities
 No.   (1)(2)    Amount (3)     Purchase Securities (4)             Maturity       Opt.--Optional (5)     Maturity   to Trust(6)(7)
 ---   ------    ----------     ---------------------------         --------       -----------------      --------   --------------

  1    AAA/Aaa   $1,000,000     Dormitory Authority of the State of 5.125%      07/01/25 @ 100 S.F.          5.21%     $987,470
                                New York City University            07/01/27    01/01/08 @ 102 Opt.
                                Consolidated Third General
                                Resolution Revenue Bonds, 1997
                                Series 1 (MBIA Insured)

  2    AAA/Aaa     1,000,000    The City of New York General        5.000       04/15/25 @ 100 S.F.          5.20       969,770
                                Obligation Bonds, Fiscal 1999       04/15/29    04/15/09 @ 101 Opt.
                                Series 1 (MBIA Insured)

  3    AAA/Aaa     1,000,000    Dormitory Authority of the State of 4.750       01/15/24 @ 100 S.F.          5.24       926,610
                                New York Municipal Health           01/15/29    01/15/09 @ 101 Opt.
                                Facilities Improvement Program
                                Lease Revenue Bonds (New York
                                City Issue), 1998 Series 1 (FSA
                                Insured)

  4    AAA/Aaa     1,000,000    New York City Municipal Water       4.750       06/15/30 @ 100 S.F.          5.23       925,730
                                Finance Authority Water and Sewer   06/15/31    06/15/08 @ 101 Opt.
                                System Revenue Bonds, Fiscal 1998
                                Series A (FGIC Insured)

  5    AAA/Aaa     1,000,000    Dormitory Authority of the State of 4.500       02/15/19 @ 100 S.F.          5.22       892,590
                                New York Mental Health Service      08/15/28    08/15/08 @ 101 Opt.
                                Facilities Improvement Revenue
                                Bonds, Series 1998 F (AMBAC
                                Insured)


                       $ 5,000,000                                                                                    $ 4,702,170
                       ===========                                                                                    ===========


                                                                A-10
840728.1

     Notes to Portfolio

     The symbol "NR" denotes a non-rated issue of bonds.

     (1) All ratings except those identified by an asterisk (*) are by Standard & Poor's. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings" in Part B.

     (2) Ratings in the right hand column are after deposit of these issues in the Trust and their insurance by MBIA. Moody's has assigned its "Aaa" investment rating to all of the bonds while in the Trust, as insured by MBIA Insurance Corporation.

     (3) All bonds are represented by contracts to purchase.


     (4) All contracts to purchase the bonds were entered into from May 19, 1999 to May 21, 1999. All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be May 28, 1999.

     (5) This heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue continues to be redeemable at declining prices thereafter, but not below par.

     "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     "Ant." indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Monthly and semi-annual distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The Federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled "Tax Status" in Part B.

     (6) See Note (1) to "Statement of Condition as of Date of Deposit" regarding cost of bonds. The offering prices are greater than the current bid prices of the bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption--Computation of Redemption Price Per Unit" in Part B). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by .877%. Yield of bonds was computed on the basis of offering prices on the Date of Deposit.


     Bonds identified as escrowed to maturity under "Portfolio" for the Trust in this Part A are priced to the maturity date not the call date.


     (7) Annual interest income to the Trust is $241,250.


     (8) Yield calculated based on a call date prior to stated maturity.

                                      A-11
840728.1

                              UNDERWRITING ACCOUNT


           The names and addresses of the Underwriters and the number of units of the Trust each has agreed to purchase from the Underwriting Account are:



                                                                                                   Units
                                                                                                  Series
                                                                                                  ------
                   Name                                 Address                                     145
                   ----                                 -------

Glickenhaus & Co. ...................  6 East 43rd Street, New York, New York  10017              1,500
Lebenthal & Co., Inc. ...............  120 Broadway, New York, New York  10271                    1,500
Gruntal & Co. LLC....................  1 Liberty Plaza, New York, New York  10006                 1,000
Cadaret, Grant & Co., Inc.  .........  108 W. Jefferson Street, Syracuse, New York  13203           100
CIBC Oppenheimer Corp................  World Financial Center, New York, New York  10281            100
David Lerner Associates, Inc. .......  477 Jericho Turnpike, Syosset, New York  11791               100
Ernst & Company .....................  1 Battery Park Plaza, New York, NY  10004                    100
Everen Securities, Inc. .............  77 West Wacker Drive, Chicago, Illinois  60606               100
Kirlin Securities, Inc. .............  6901 Jericho Turnpike, Syosset, New York  11791              100
Nathan & Lewis Securities, Inc. .....  1140 Avenue of the Americas, New York, New York  10036       100
Sage Rutty & Co., Inc. ..............  183 East Main St., Rochester, NY  14604                      100
Salomon Smith Barney Inc.  ..........  388 Greenwich Street, New York, New York  10013              100
Samuel A. Ramirez & Co., Inc. .......  61 Broadway, New York, New York  10006                       100
                                                                                          --------------
                                                                                                  5,000
                                                                                          ==============




                                      A-12
840728.1

EMPIRE STATE MUNICIPAL EXEMPT TRUST                            Prospectus Part B

  Part B of this Prospectus may not be distributed unless accompanied by Part A

                                    THE TRUST


Organization. The Empire State Municipal Exempt Trust, Guaranteed Series as designated in Part A (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated the Date of Deposit and is among Glickenhaus & Co. and Lebenthal & Co., Inc. as sponsors (the "Sponsors"), The Bank of New York, as trustee (the "Trustee") and Muller Data Corporation, as evaluator (the "Evaluator").

Objectives. The objective of the Trust is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of long-term municipal bonds with average maturities of over ten years. No assurance can be given that the Trust's objectives will be achieved.

Portfolio. The portfolio of the Trust consists of the Bonds described in "The Portfolio" in Part A. As a result of the MBIA Insurance Corporation ("MBIA" or "Insurer") insurance, Moody's Investors Service ("Moody's") has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured and Standard & Poor's Corporation, a division of McGraw-Hill ("Standard & Poor's") has assigned a rating of "AAA" to the Units and Bonds while in the Trust. (See "Insurance on the Bonds" in this Part B).

     The  following  factors,  among  others,  were  considered in selecting the
Bonds:

     o whether the Bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States and their political subdivisions or authorities) so that the interest on such Bonds would be exempt from Federal, New York State and New York City income taxes imposed on the unit holders;

     o whether the MBIA insurance for the payment of principal and interest on the Bonds is available;

     o the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

     o      the diversity of the purpose of issue of Bonds; and

     o the cost of the Bonds relative to what the Sponsors believe is their value.

Units. Each Unit represents the fractional undivided interest in the principal and net income of the Trust. If any Units of the Trust are redeemed after the date of this prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.


--------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.


840829.1

                                  RISK FACTORS

An investment in Units is subject to the following risks:

Failure of Issuers to Pay Interest and/or Principal. The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. However, because the Sponsors have obtained an insurance policy issued by MBIA which covers the Bonds owned by and held in the Trust and guarantees the timely payment of the interest and principal due on such Bonds, the risk of loss due to a default is greatly mitigated. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units only if the MBIA insurance policy fails. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. However, due to the MBIA insurance policy, all Bonds will be rated "Aaa" by Moody's and "AAA" by Standard & Poor's so long as they remain in the Trust. Neither the Sponsors nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Fixed-Rate Bonds. An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate. Inflation and recession are two of the major factors which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be accrued over the term of such bonds. On sale or redemption, the difference between the (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable income gain or loss. The Code requires the Trust (and therefore the Unitholders) to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond (and a Unitholder's tax basis in its Units) is increased by any accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders. All or a portion of any gain may be taxable as ordinary income.

"When Issued" and "Delayed Delivery" Bonds. Certain Bonds in the trust may have been purchased by the Sponsors on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Bonds is that Unit holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds. Moreover, the insurance on the Bonds in the portfolio does not cover such Bonds until they are delivered to the Trust.

Redemption or Sale Prior to Maturity. Most of the Bonds in the Portfolio of the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption

                                       B-2
840829.1
provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Unit holders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount. The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units. However, the Administrations's 1999 Budget proposals would require accrual basis taxpayers to accrue market discount income with respect to obligations acquired after the date that the proposal is enacted.

Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract ("Failed Bonds"), the Sponsors are authorized to purchase other bonds ("Replacement Bonds"). The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. In addition, a Replacement Bond must:

     o be a tax-exempt bond which was issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States and their political subdivisions or authorities);

     o have a fixed maturity or disposition date not exceeding that of the Failed Bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces;

     o     shall not be a "when issued" Bond; and

     o be rated at least equal to the Failed Bond and eligible for coverage by the insurance policy obtained by the Trust.

     If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsors will refund the sales charge attributable to such Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned

                                       B-3
840829.1
original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsors notify the Trustee that they will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

Risk Inherent in an Investment in Different Types of Bonds. The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

     General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on Federal or state aid, and factors which are beyond the entity's control.

     Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior

                                       B-4
840829.1
to their final stated maturities. To the extent that these obligations were valued at a premium when a Unit holder purchased Units, any prepayment at par would result in a loss of capital to the Unit holder and reduce the amount of income that would otherwise have been paid to Unit holders.

     Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsors cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

     Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

     University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-



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energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsors cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.


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     Convention  Facility  Bonds.  The Portfolio of a Trust may contain Bonds of
issuers  in  the  convention  facilities  category.   Bonds  in  the  convention
facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Special Factors Affecting New York. The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

     Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

     The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

     Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

     New York City. The City, with a population of approximately 7.4 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

     For each of the 1981 through 1998 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.


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     As required by law, the City prepares a four-year  annual  financial  plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 1999 fiscal year, before discretionary transfers, and budget gaps for each of the 2000, 2001 and 2002 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

     The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

     The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 1999 through 2002 fiscal years (the "1999-2002 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and Federal aid and the impact on City revenues and expenditures of any future Federal or State policies affecting the City.

     Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1999 through 2002 contemplates the issuance of $5.2 billion of general obligation bonds and $5.4 billion of bonds to be issued by the New York City Transitional Finance Authority (the "Finance Authority") to finance City capital projects. The Finance Authority was created as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes, New York City Municipal Water Finance Authority ("Water Authority") bonds and Finance Authority bonds will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation bonds and notes, and the Water Authority and Finance Authority bonds. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

     For the 1998 fiscal year, the City had a operating surplus, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 1998 fiscal year is the eighteenth year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

     On November 18, 1998, the City released the Financial Plan for the 1999 through 2002 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 26, 1998 (the "June Financial Plan"). The Financial Plan projects revenues and expenditures for the 1999 fiscal year balanced in accordance with GAAP, and projects gaps of $2.2 billion and $2.4 billion for the 2000 through 2002 fiscal years, respectively, after implementation of a gap closing program to reduce agency expenditures by $200 million in the 1999 fiscal year and approximately $80 million in each of fiscal years 2000 through 2002.

     Changes since the June Financial Plan include: (i) an increase in projected tax revenues of $288 million and $8 million in fiscal years 1999 and 2000, respectively, and a decrease in projected tax revenues of $23 million and $66 million in fiscal years 2001 and 2002, respectively; (ii) an increase in planned expenditures for health insurance of

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



approximately $60 million in each of fiscal years 1999 through 2002; (iii) a decrease in projected pension expenditures due to higher than planned increases in the value of the assets of the retirement systems of $67 million, $171 million, $264 million and $372 million in the fiscal years 1999 through 2002, respectively; (iv) other agency spending increases of $76 million, $101 million, $78 million, and $70 million in fiscal years 1999 through 2002, respectively; and (v) an increase in agency expenditures of $227 million, $295 million, $295 million and $294 million in fiscal years 1999 through 2002, respectively, due to a reduction in the agency gap closing program.

     The 1999-2002 Financial Plan includes a proposed discretionary transfer in the 1999 fiscal year of $465 million to pay debt service due in fiscal year 2000. In addition, the Financial Plan reflects enacted and proposed tax reduction programs totaling $429 million, $604 million and $606 million in fiscal years 2000 through 2002, respectively, including the elimination of the city sales tax on all clothing as of December 1, 1999, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations starting in fiscal year 2000, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

     The Financial Plan assumes (i) approval by the Governor and the State Legislature of the extension of the 14% personal income tax surcharge, which is scheduled to expire on December 31, 1999, and which is projected to provide revenue of $183 million, $524 million and $544 million in the 2000, 2001 and 2002 fiscal years, respectively; and (ii) collection of the projected rent payments for the City's airports, totaling $6 million, $365 million, $155 million and $185 million in the 1999 through 2002 fiscal years, respectively, a substantial portion of which may depend on the successful completion of negotiations with The Port Authority of New York and New Jersey or the enforcement of the city's rights under the existing leases through pending legal actions. The Financial Plan provides no additional wage increases for City employees after their contracts expire in fiscal years 2000 and 2001. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

     In January, the mayor is expected to publish a Modification (the "January Modification") to the Financial Plan for the City's 1999 through 2003 fiscal years and a preliminary budget for the City's fiscal year 2000. The January Modification will include changes since the Financial Plan and the City's program to address the currently forecast $2.2 billion gap in fiscal year 2000. As in prior years, the City's gap-closing program could include a program to substantially reduce projected agency spending and City proposals for increased Federal and State aid and other non-tax revenues.

     The 1998 modification of the City's financial plan and the 1999-2002 Financial Plan include a proposed discretionary transfer in the 1998 fiscal year of approximately $2.0 billion to pay debt service due in the 1999 fiscal year, and a proposed discretionary transfer in the 1999 fiscal year of $416 million to pay debt service due in fiscal year 2000, included in the Budget Stabilization Accounts for the 1998 and 1999 fiscal years, respectively. In addition, the Financial Plan reflects proposed tax reduction programs totaling $237 million, $537 million, $657 million and $666 million in fiscal years 1999 through 2002, respectively, including the elimination of the City sales tax on all clothing as of December 1, 1999, a City-funded acceleration of the State funded personal income tax reduction for the 1999 through 2001 fiscal years, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

     On June 5, 1998, the City Council adopted a budget which re-allocated expenditures from those provided in the Executive Budget in the amount of $409 million. The re-allocated expenditures, which include $116 million from the Budget Stabilization Account, $82 million from debt service, $45 million from pension contributions, $54 million from social services spending and $112 million from other spending, were re-allocated to uses set forth in the City Council's adopted budget. Such uses include a revised tax reduction program at a revenue cost in the 1999

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



fiscal year of $45 million, additional expenditures for various programs of $199 million and provision of $165 million to retire high interest debt. The revised tax reduction program in the City Council's adopted budget assumes the expiration of the 12.5% personal income tax surcharge, rather than the implementation of the personal income tax reduction program proposed in the Executive Budget. The changes reflected in the City Council's adopted budget would increase the gaps forecast between revenues and expenditures in the future years of the Financial Plan.

     On June 5, 1998, in accordance with the City Charter, the Mayor certified to the City Council revised estimates of the City's revenues (other than property tax) for fiscal year 1999. Consistent with this certification, the property tax levy was estimated by the Mayor to require an increase to realize sufficient revenue from this source to produce a balanced budget within generally accepted accounting principles. On June 8, 1998, the City Council adopted a property tax levy that was $237.7 million lower than the levy estimated to be required by the Mayor. The City Council, however, maintained that the revenue to be derived from the levy it adopted would be sufficient to achieve a balanced budget because the property tax reserve for uncollectibles could be reduced. Property tax bills for fiscal year 1999 are expected to be mailed in the near future by the City's Department of Finance at the rates adopted by the City Council for fiscal year 1998, subject to later adjustment.

     On July 10, 1995, Standard & Poor's revised its rating of City bonds downward to BBB+. On February 3, 1998, Standard & Poor's placed its BBB+ rating of City bonds on CreditWatch with positive implications. Moody's rating of City bonds was revised in February 1998 to A3 from Baa1. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligation bonds A3, BBB+ and A-, respectively.

     New York State and its Authorities. The State Financial Plan for the 1998-1999 fiscal year projects balance on a cash basis for the 1998-1999 fiscal year, as modified on July 30, 1998, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of unspecified efficiency actions, the receipt of funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. the Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of unspecified efficiency initiatives and other actions in the 2000-2001 fiscal year.

     The 1999-2002 Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economy and a modest employment recovery and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The 1999-2002 Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 1999 through 2002 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of State agencies to maintain balanced budgets; the willingness of the Federal government to provide the amount of Federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of Federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City's ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City's infrastructure. Certain of these assumptions have been questioned by the City Comptroller and other public officials.

     The Legislature passed a State budget for the 1998-1999 fiscal year on April 18, 1998, and on April 26, 1998 the Governor vetoed certain of the increased spending in the State budget passed by the Legislature. The

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Legislature did not override any of the Governor's  vetoes.  The State Financial
Plan for the 1998-1999 fiscal year, as modified on July 30, 1998, projects balance on a cash basis for the 1998-1999 fiscal year, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of $600 million of unspecified efficiency actions, the receipt of $250 million in funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. The Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of $800 million of unspecified efficiency initiatives in the 2000-2001 fiscal year and $250 million in funds from the tobacco settlement. The State Financial Plan for the 1998-1999 fiscal year includes multi-year tax reductions and significant increases in spending which will affect the 2000-2001 fiscal year. The various elements of the State and local tax and assessments reductions enacted during the last several fiscal years will reduce projected revenues by more than $4 billion in the 2002-2003 fiscal year as measured from the current 1998-1999 base.

     On July 23, 1998, the New York State Comptroller issued a report which noted that a significant cause for concern is the budget gaps in the 1999-2000 and 2000-2001 fiscal years, which the State Comptroller projected at $1.8 billion and $5.5 billion, respectively, after excluding the uncertain receipt by State of $250 million of funds from the tobacco settlement assumed for each of such fiscal years, as well as the unspecified actions assumed in the State's projections. The State Comptroller also stated that if the securities industry or economy slows, the size of the gaps would increase.

     Standard & Poor's rates the State's general obligation bonds A, and Moody's rates the State's general obligation bonds A2. On August 28, 1997, Standard & Poor's revised its rating on the State's general obligation bonds from A- to A.

     Litigation. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the 1999-2002 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1998 amounted to approximately $3.5 billion.

Year 2000 Issue. The Trust, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsors and Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsors and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to their computer systems. The Sponsors and Trustee are also seeking to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. The actions of the Trustee with respect to the Year 2000 Problem are fully detailed in its corporate parent's SEC filings. Such filings are available from the Trustee upon request. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to the Trust. The Year 2000 Problem may also adversely affect the issuers of the Bonds contained in the Trust to varying degrees based upon various factors. At this time, it is generally believed that municipal issuers may be more vulnerable to Year 2000 issues or problems than will other issuers. The Sponsors are unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

Litigation and Legislation. To the best knowledge of the Sponsors, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of

                                      B-11
840829.1
bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from New York State, New York City and regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unit holders are urged to consult their own tax advisers.

                             INSURANCE ON THE BONDS

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in the Trust has been obtained from the Insurer by the Trust. The Insurer has issued a policy of insurance covering each of the Bonds in the Trust, including Pre-insured Bonds. The insurance obtained by the Trust from the Insurer is only effective as to Bonds owned by and held in the Trust and, consequently, does not cover Bonds for which the contract for purchase fails. A "when issued" Bond will be covered under the MBIA policy upon the settlement date of the issue of such "when issued" Bond. The MBIA policy shall continue in force only with respect to Bonds held in and owned by the Trust. The Insurer shall not have any liability under the policy with respect to any Bonds which do not constitute part of the Trust. In determining to insure the Bonds, the Insurer has applied its own standards which generally correspond to the standards it has established for determining the insurability of new issues of municipal bonds.

     By the terms of its policy, the Insurer will unconditionally guarantee to the Trust the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of (either at the stated maturity or at the time a mandatory sinking fund payment becomes due) and interest on the Bonds as such payments shall become due but are not paid. No representation is made as to the ability of the insurer to meet its commitments. Except as provided below with respect to issues of small issue industrial development Bonds and pollution control revenue Bonds, in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption (other than mandatory sinking fund redemption), default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration of payment. The Insurer will be responsible for such payments less any amounts received by the Trust from any trustee for the Bond issuers or from any other source. Except as provided below, the insurance policy does not guarantee payment on an accelerated basis, the payment of any redemption premium or the value of the Units of the Trust. The MBIA policy also does not insure against nonpayment of principal or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Trustee or other paying agent for the Bonds. However, with respect to small issue industrial development Bonds and pollution control revenue Bonds covered by the policy, the Insurer guarantees any accelerated payments required to be made by or on behalf of an issuer of such Bonds if there occurs, pursuant to the terms of the Bonds, an event which results in the loss of the tax-exempt status of interest on such Bonds. The Insurer may not insure the payment of principal or interest on Bonds which is not required to be paid by the issuer because the Bonds were not validly issued. At the respective times of issuance of the Bonds, opinions relating to their validity were rendered by bond counsel to their respective issuing authorities.

     If an issue is accepted for MBIA insurance, a non-cancelable policy for the payment of interest on and principal of the bonds is issued by the Insurer. A single or annual premium is paid by the issuer or any other party for its insurance on Pre-insured Bonds, and a monthly premium is paid by the Trust for the insurance it obtains from the Insurer on the Bonds in the Trust that are not also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. No premium will be paid by the Trust for the insurance it obtains from

                                      B-12
840829.1
the Insurer on Bonds that are also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds.

     The policy is non-cancelable and will continue in force so long as the Trust is in existence and the Securities described in the policy continue to be held in and owned by the Trust. Failure to pay premiums on the MBIA policy obtained by the Trust will not result in the cancellation of insurance but will force the Insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust.

     The policy shall terminate as to any Bond which has been redeemed from the Trust or sold by the Trustee on the date of such redemption or on the settlement date of such sale, and the Insurer shall not have any liability under the policy as to any such Bond thereafter. If the date of such redemption or the settlement date of such sale occurs between a record date and a date of payment of any such Bonds, the policy will terminate as to such Bond on the business day next succeeding such date of payment. The termination of the policy as to any Bond shall not affect the Insurer's obligations regarding any other Bond in the Trust or any other trust which has obtained a MBIA insurance policy. The policy will terminate as to all Bonds on the date on which the last of the Bonds matures, is redeemed or is sold by the Trust.

     Pursuant to an irrevocable commitment of the Insurer, the Trustee upon the sale of a Bond in the Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance for a Bond in the Trust upon instruction from the Sponsors only if upon such exercise the Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance and the related custodial fee) from such sale in excess of the sale proceeds if such Bond were sold on an uninsured basis.

     Battle Fowler LLP, special counsel for the Sponsors, have rendered an opinion to the effect that the payment of proceeds from the insurance will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations.

     The contract of insurance relating to the Trust, certain agreements relating to the Permanent Insurance and the negotiations in respect thereof represent the only significant relationship between the Insurer and the Trust. Otherwise, neither the Insurer nor any associate thereof has any material business relationship, direct or indirect, with the Trust or the Sponsors, except that the Sponsors may from time to time in the normal course of their business, participate as underwriters or as managers or as members of underwriting syndicates in the distribution of new issues of municipal bonds for which a policy of insurance guaranteeing the payment of interest and principal has been obtained from the Insurer, and except that James A. Lebenthal, Chairman of the Board of Directors of Lebenthal & Co., Inc., is a Director of the Insurer's parent company, MBIA Inc. Although all issues contained in the Trust are individually insured, neither the Trust, the Units nor the portfolio is insured directly or indirectly by the Insurer.

     A purpose of the insurance on the Bonds in the portfolio obtained by the Trust is to obtain a higher yield on the Trust portfolio than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and/or Moody's "Aaa" rating but were uninsured and yet at the same time to have the protection of insurance of payment of interest and principal on the Securities. There is, of course, no certainty that this result will be achieved. Any Pre-insured Bonds in the Trust (all of which are rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's, respectively) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's, respectively. In selecting Pre-insured Bonds for the portfolio of the Trust, the Sponsors have applied the criteria hereinbefore described.


                                      B-13
840829.1

     Because the Securities in the Trust are insured by MBIA as to the payment of principal and interest, Standard & Poor's has assigned its "AAA" investment rating to the Units and Bonds in the Trust and Moody's has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured. See "Notes to Portfolio" in Part A. These ratings apply to the Bonds only while they are held in the Trust. Also, these ratings reflect Standard & Poor's and Moody's current assessments of the creditworthiness of the Insurer and their ability to pay claims on their policies of insurance. The obtaining of these ratings by the Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or Moody's or as a guarantee of the market value of the Trust or of the Units. These ratings are not a recommendation to buy, hold or sell and do not take into account the extent to which Trust expenses or portfolio asset sales for less than the Trust's acquisition price will reduce payment to the Unit holders of the interest or principal.

           As of December 31, 1998, the Insurer had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

     No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. The Sponsors are not aware that the information herein is inaccurate or incomplete as of the date hereof.




                                 PUBLIC OFFERING

Offering Price. The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of 5.152% thereof equal to 4.9% of the aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price. However, after the initial offering period the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.


     During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unit Holders--Redemption" in Part B. Unless Securities are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the Units


--------
* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the "current offering price," as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

                                      B-14
840829.1
due to the MBIA insurance obtained by the Trust. See also "Rights of Unit Holders--Certificates" and "Rights of Unit Holders--Redemption" in Part B for information relating to redemption of Units.

     The Evaluator will consider in its evaluation of Securities which are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default ("Defaulted Bonds") and which are covered by insurance obtained by the Trust the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In any case the Evaluator will consider the ability of MBIA to meet its commitments under the Trust's insurance policy, including the commitment to issue Permanent Insurance. The Evaluator intends to use a similar valuation method with respect to Securities insured by the Trust if there is a significant risk of default and a resulting decrease in the market value. For a description of the circumstances under which a full or partial suspension of the right of Unit holders to redeem their Units may occur, see "Rights of Unit Holders--Redemption" in Part B.

     If the Trustee does not exercise the right to obtain Permanent Insurance as to any Defaulted Bonds in the Trust, it is the present intention of the Trustee, so long as the Trust contains either some Bonds not in default or any Pre-insured Bonds, not to sell Defaulted Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio BECAUSE VALUE ATTRIBUTABLE TO THE INSURANCE OBTAINED BY THE TRUST CANNOT BE REALIZED UPON SALE. Insurance obtained by the issuer of a Pre-insured Bond, or by some party other than the Trust, is effective so long as such Pre-insured Bond is outstanding and the insurer of such Bond continues to fulfill its obligations. Therefore, any such insurance may be considered to represent an element of market value in regard to the Pre-insured Bond, but the exact effect, if any, of this insurance on such market value cannot be predicted. Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will in any case continue to be insured under the policy obtained by the Trust from MBIA as long as the Bond is held in the Trust.

     No value has been ascribed to the MBIA insurance obtained by the Trust as of the date of this Prospectus.


     The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsors have implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

     This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:



                                      B-15
840829.1



                                                                                                  Secondary Market
                                                                                                 Period Sales Change
                                                                                 --------------------------------------------------
                                                                                      Percentage of                Percentage of
                                                                                     Public Offering                 Net Amount
                                                                                     Per Bond Price                   Invested
                                                                                 -----------------------       --------------------
Years to Maturity Per Bond
--------------------------
0 months to 2 years...................................................                    1.0%                         1.010%
2 but less than 3.....................................................                    2.0%                         2.091%
3 but less than 4.....................................................                    3.0%                         3.093%
4 but less than 8.....................................................                    4.0%                         4.167%
8 but less than 12....................................................                    5.0%                         5.363%
12 but less than 15...................................................                    5.5%                         5.820%
15 or more............................................................                    5.9%                         6.270%



           A minimum sales charge of 1.0% of the Public Offering Price will be applied to all secondary market unit purchases.

           During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:


                                                                                                             Discount From
                                                                                                            Public Offering
               Number of Units                                                                              Price Per Unit
               ---------------                                                                             -----------------
               250-499...............................................................................               $  2.50
               500-999...............................................................................                  7.50
               1,000-1,999...........................................................................                 15.00
               2,000 or more.........................................................................                 20.00

     Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge discussed above is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are not permitted under such Act.

     Market for Units. Although they are not obligated to do so, the Sponsors intend to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsors' Repurchase Price shall

                                      B-16
840829.1
be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unit Holders--Redemption-- Computation of Redemption Price per Unit" in Part B). There is no sales charge incurred when a Unit holder sells Units back to the Sponsors. Any Units repurchased by the Sponsors may be reoffered to the public by the Sponsors at the Public Offering Price at such time, plus accrued interest.

     If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsors may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsors do not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsors as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unit Holders--Redemption" and "Sponsors" in Part B.

     Employees (and their immediate families) of Glickenhaus & Co. and Lebenthal & Co., Inc. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of 1.5% of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

Distribution of Units. The Underwriters of the Units of the Trust are listed in the Underwriting Account (see "Underwriting Account" in Part A). It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through their own organizations. However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $32.00 per Unit from the related Public Offering Price applicable to sales of fewer than 500 Units subject in each case to change from time to time by the Agent for the Sponsors. Any volume discount (see "Offering Price" in Part B) offered to investors will be borne by the selling Underwriter or dealer except that, during the initial public offering period, the Sponsors may pay the selling Underwriter or dealer $2.50 per Unit for individual sales of more than 500 Units.

     Sales will be made only with respect to whole Units, and the Sponsors reserve the right to reject, in whole or in part, any order for the purchase of Units.

     Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsors a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsors during a specified time period. In addition, at various times the Sponsors may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsors will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsors, or participate in sales programs sponsored by the Sponsors, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsors in their discretion may from time to time, pursuant to objective criteria established by the Sponsors, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsors out of their own assets and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

                                      B-17
840829.1

Sponsors' and Underwriters' Profits. As set forth under "Public Offering--Offering Price" in Part B, the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsors will receive from the Underwriters the excess of such gross sales commission over $35 per Unit from Underwriters underwriting 100 to 249 Units, will receive the excess over $36 per Unit from Underwriters underwriting 250 to 499 Units, will receive the excess over $37 per Unit from Underwriters underwriting 500 to 749 Units, will receive the excess over $38 per Unit from Underwriters underwriting 750 to 999 Units, will receive the excess over $39 per Unit from Underwriters underwriting 1,000 or more Units and will receive the excess over $40 per Unit from Underwriters who underwrite 15% or more of the Units of the Trust. In addition, the Sponsors may, during the initial public offering period, pay any Underwriter an additional $2.50 per Unit for sales to individual purchasers of 500 or more Units. The Sponsors may also from time to time pay, in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsors to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.


     In addition, the Sponsors realize a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsors (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See "Summary of Essential Information" in Part A. In addition, the Sponsors may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from one or more of the Sponsors or from underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsors prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsors' businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.


     The Sponsors may have participated as underwriters or as managers or members of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part
A. The Sponsors have not purchased any of the Securities in the Trust from their managed accounts.

     In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsors and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.


     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS


     Units of the Trust are offered on a "dollar price" basis. In contrast, tax-exempt bonds customarily are offered on a "yield price" basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Information " in Part A. Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsors on request.


     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale

                                      B-18
840829.1
of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Information" in Part A will be realized in the future.


     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Information" in Part A will be realized in the future.


                                   TAX STATUS


     This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions and insurance companies.


The Bonds

     In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular Federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). In the opinion of such bond counsel, an individual holder who resides in New York State or City will not be subject to State or City tax on interest income derived from the Bonds held in the Trust (except in certain limited circumstances), although such an individual will be subject to New York State and (if a City resident), City tax, with respect to any gains realized when Bonds or Units are sold, redeemed or paid at maturity. However, interest on the Bonds may be subject to other state and local taxes. Interest on the Bonds is not excludable from net income in determining New York State or New York City franchise taxes on corporations or financial institutions. The Sponsors and Battle Fowler LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

     In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

     In the case of certain of the Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular Federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the

                                      B-19
840829.1
issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

     The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

     The Sponsors and Battle Fowler LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

     From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Sponsors cannot predict whether additional legislation in respect of the Federal income tax status of interest on state and local obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

     The Internal Revenue Service has expanded, and is continuing to expand, its examination program with respect to tax-exempt bonds. The expanded examination program consists of, among other measures, increased enforcement against abusive transactions, broader audit coverage and more comprehensive information reporting on the tax-exempt bond information returns. These developments could affect the Bonds.

     Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

     In the opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

     The Trust is not an association taxable as a corporation for Federal income tax purposes, and interest on the Bonds that is excludible from Federal gross income when received by the Trust will be excludible from the Federal gross income of the Unit holders. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trust will be excludible from Federal gross income and from New York State and City personal income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

     Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unit holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending

                                      B-20
840829.1
     on the Unit holder's method of accounting and depending on the existence of any original issue discount), and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells its Units.

     Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders.

     A Unit holder who is a non-resident of New York will not be subject to New York State or City income tax on any interest or gain derived from its interest in the Trust's assets or upon any gain from the sale of its Units except to the extent that such interest or gain is from property employed in a business, trade, profession or occupation carried on in the State of New York.

     The opinion of Battle Fowler LLP as to the tax status of the Trust is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

Other Tax Issues

     The Trust may contain Bonds issued with original issue discount. The Code requires Unit holders to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis (and the Unit holder's tax basis) in a Bond is increased by any accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

     Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

     The total cost of a Unit to a Unit holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unit holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond. A New York State or City resident should determine its basis and holding period for its Units for New York State and City tax purposes in the same manner as for Federal tax purposes.

     A Unit holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unit holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

     Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed

                                      B-21
840829.1
with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

     Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for Federal, state and local income tax purposes. That gain will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Unit holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unit holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

     A Unit holder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount.

     Long-term capital gains realized by non-corporate Unit holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20%, while ordinary income received by non-corporate Unit holders will be taxed at a maximum federal income tax rate of 39.6%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, a Unit holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

     If the Trust purchases any units of a previously issued series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

     Among other things,  the Code provides for the  following:  (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

     The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and

                                      B-22
840829.1
zero for married persons filing separate returns. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

     Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to minimum tax on excess passive income, including tax-exempt interest.

     If borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Fees and expenses of the Trust will also not be deductible by noncorporate Unit holders. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

     After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service. Unit holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.



                             RIGHTS OF UNIT HOLDERS

Certificates. Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsors. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

     Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal. While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder's pro rata share of the balance of the Principal Account. Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Summary of Essential Information" in Part A, "Rights of Unit Holders--Expenses and Charges" and "Rights of Unit Holders--Redemption" in Part B.

     The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the

                                      B-23
840829.1

Record Date. See "Summary of Essential Information" in Part A. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the
Trust  at  a  constant  rate  throughout  the  year,  any  particular   interest
distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Summary of Essential Information" in Part A. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.


     The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

     Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.


     Details of estimated interest  distributions  under the payment plans, on a
per  Unit  basis,   appear  in  the  footnotes  to  the  "Summary  of  Essential
Information" in Part A.


     The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each April, the Trustee will furnish each Unit holder a card to be returned together with the Certificate by May 15 of such year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months. For a discussion of redemption of Units, see "Rights of Unit Holders--Redemption--Tender of Units" in Part B.

     The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unit Holders--Expenses and Charges" in Part B. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unit Holders-- Redemption" in Part B. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

     Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from

                                      B-24
840829.1
the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsors on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Portfolio" in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

     In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unit holder either redeems or sells such Unit or until the Trust is terminated.


Expenses and Charges. Initial Expenses. Investors will bear all or a portion of the costs incurred in organizing the Trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust's portfolio. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.

     Fees. The Trustee's, Sponsors' and Evaluator's fees are set forth under the "Summary of Essential Information" in Part A. The Sponsors' fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year. The Sponsors' fee, which is not to exceed the maximum amount set forth under the "Summary of Essential Information" for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsors receive for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

     The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the "Summary of Essential Information" for the Trust; provided, however, that such fees may be adjusted as set forth under the "Summary of Essential Information". There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unit Holders--Distribution of Interest and Principal" in Part B. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders" in Part B.


     The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date and the Sponsors' annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unit holders by

                                      B-25
840829.1
amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein as described in "Summary of Essential Information". If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

     Insurance Premiums. The cost of the MBIA insurance obtained by the Trust, based on the aggregate amount of Bonds in the Trust as of the Date of Deposit, is set forth in the "Summary of Essential Information". Premiums, which are obligations of the Trust, are payable monthly by the Trustee on behalf of the Trust. As Securities in the portfolio mature, are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Securities no longer owned by and held in the Trust. The Trust does not incur any premium expense for any insurance which has been obtained by an issuer of a Pre- insured Bond, since the premium or premiums for such insurance have been paid by such issuer or other party. Pre-insured Bonds, however, are additionally insured by the Trust. No premium will be paid by the Trust on Bonds which are also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. The premium payable for Permanent Insurance and the related custodial fee will be paid solely from the proceeds of the sale of a Bond from the Trust in the event the Trustee exercises the right to obtain Permanent Insurance on such Bond.

Other Charges.  The following  additional  charges are or may be incurred by the
Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsors (so long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsors, contemplated). To the extent lawful, the Trust shall bear the expenses associated with updating the Trust's registration statement and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust. Any payments received by the Sponsors reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsors. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.


Reports and Records. The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust (including insurance costs), redemptions of Units and the balance remaining after such distributions and deductions,

                                      B-26
840829.1
expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing interest, with respect to the Trust the premium attributable to the Trustee's exercise of the right to obtain Permanent Insurance and any related custodial fee), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its corporate trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.


     Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption (see "Rights of Unit Holders-- Certificates" in Part B). Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsors of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unit Holders--Redemption--Purchase by the Sponsors of Units Tendered for Redemption" in Part B.


     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

                                      B-27
840829.1

     If the Trustee exercises the right to obtain Permanent Insurance on a Bond in the Trust, such Bond will be sold from the Trust on an insured basis. In the event that the Trustee does not exercise the right to obtain Permanent Insurance on a Bond, such Bond will be sold from the Trust on an uninsured basis, since the MBIA insurance obtained by the Trust covers the timely payment of principal and interest when due on the Bonds only while the Bonds are held in and owned by the Trust. If the Trustee does not obtain Permanent Insurance on a Defaulted Bond, to the extent that Bonds which are current in payment of interest are sold from the Trust portfolio in order to meet redemption requests and Defaulted Bonds are retained in the Portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust will tend to diminish. See "Sponsors--Responsibility" in Part B for the effect of selling Defaulted Bonds to meet redemption requests.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

     Because insurance obtained by the Trust terminates as to Bonds which are sold by the Trustee, and because the insurance obtained by the Trust does not have a realizable cash value which can be used by the Trustee to meet redemptions of Units, under certain circumstances the Sponsors may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units if a significant portion of the Bonds in the Trust is in default in payment of principal or interest or in significant risk of such default. No assurances can be given that the Securities and Exchange Commission will permit the Sponsors to suspend the rights of Unit holders to redeem their Units, and without the suspension of such redemption rights when faced with excessive redemptions the Sponsors may not be able to preserve the benefits of the Trust's insurance on Defaulted Bonds.

     Computation of Redemption Price per Unit. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), except for those cases in which the value of insurance has been included, (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance obtained by the Trust on the Bonds in the Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Pre-insured Bonds in the Trust are entitled at all times to the benefits of insurance obtained by their respective issuers so long as the Pre-insured Bonds are outstanding and the insurer continues to fulfill its obligations, and such benefits are reflected and included in the market value of Pre-insured Bonds. For a description of the situations in which the Evaluator may value the insurance obtained by the Trust, see "Public Offering--Offering Price" in this Part B.

     The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of

                                      B-28
840829.1
inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Portfolio". For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Information".


     Purchase by the Sponsors of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsors of any tender of Units for redemption. So long as the Sponsors are maintaining a bid in the secondary market, the Sponsors, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units" in this Part B). Units held by the Sponsors may be tendered to the Trustee for redemption as any other Units, provided that the Sponsors shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

     The offering price of any Units resold by the Sponsors will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price" in Part B). Any profit resulting from the resale of such Units will belong to the Sponsors which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsors' and Underwriters' Profits" in this Part B).

Exchange Option. The Sponsors of the series of Empire State Municipal Exempt Trust, (including the series of Municipal Exempt Trust, the predecessor trust to Empire State Municipal Exempt Trust) (the "Exchange Trusts") are offering Unit holders of the Exchange Trusts for which the Sponsors are maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsors (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see "Public Offering--Offering Price--Markets for Units") plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unit holder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange. The Sponsors reserve the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders. In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

     Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

                                      B-29
840829.1

                         AUTOMATIC ACCUMULATION ACCOUNT

     The Sponsors have entered into an arrangement (the "Plan") with Empire Builder Tax Free Bond Fund (the "Empire Builder") which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Empire Builder. The Empire Builder is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from Federal income tax, New York State and New York City income taxes as is believed to be consistent with preservation of capital. It is the policy of the Empire Builder to invest primarily in debt securities the interest income from which is exempt from such taxes.

     The Empire Builder has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Empire Builder will be of "investment grade" quality--that is, at the time of purchase by the Empire Builder, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Empire Builder's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Empire Builder that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from Federal income tax, New York State and New York City personal income taxes. However, during times of adverse market conditions, when the Empire Builder is investing for temporary defensive purposes in obligations other than New York tax-exempt bonds, more than 10% of the Empire Builder's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Empire Builder (the "Empire Builder Prospectus"). Glickenhaus & Co. ("Glickenhaus"), a sponsor of the Trust, acts as the investment adviser and distributor for the Empire Builder.


     Each Unit holder may request from The Bank of New York (the "Plan Agent"), a copy of the Empire Builder Prospectus describing the Empire Builder and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Empire Builder at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Empire Builder Prospectus. Unless otherwise indicated, new Participants in the Empire Builder Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Empire Builder purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Empire Builder and Glickenhaus, as investment advisor for Empire Builder, each will have the right to terminate or modify this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Empire Builder through the Plan, including charges and expenses, return the enclosed card for a copy of the Empire Builder Prospectus. Read it carefully before you decide to participate.


                                      B-30
840829.1

                                                                [ALTERNATE PAGE]

                         AUTOMATIC ACCUMULATION ACCOUNT


     For Unit holders of the Trust who are clients of Lebenthal & Co., Inc., the Sponsors have entered into an arrangement (the "Plan") with Lebenthal New York Municipal Bond Fund (the "Bond Fund") which permits Unit holders of the Trust who receive distributions from the Trust on a semi-annual basis to elect to have distributions from Units in the Trust automatically reinvested in shares of the Bond Fund. The Bond Fund is an open-end, non-diversified investment company whose investment objective is to maximize current income exempt from regular Federal income tax, and from New York State and New York City income taxes, consistent with preservation of capital and with consideration given to opportunities for capital gain. It is the policy of the Bond Fund to invest primarily in long term investment grade tax-exempt securities the interest income from which is exempt from such taxes.


     The Bond Fund has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Bond Fund will be of "investment grade" quality--that is, at the time of purchase by the Bond Fund, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Bond Fund's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Bond Fund that under normal market conditions at least 80% of the income distributed to its shareholders will be exempt from regular Federal income tax, and from New York State and New York City personal income taxes. However, during times of adverse market conditions, more than 20% of the Bond Fund's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Bond Fund (the "Bond Fund Prospectus"). Lebenthal & Co., Inc., a sponsor of the Trust, acts as the manager and distributor for the Bond Fund.


     A Unit holder who receives distributions from the Trust on a semi-annual basis may request from The Bank of New York (the "Plan Agent"), a copy of the Bond Fund Prospectus describing the Bond Fund and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Bond Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Bond Fund Prospectus. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Bond Fund purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate or modify his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Bond Fund and Lebenthal & Co. Inc., as manager for the Bond Fund, each will have the right to terminate or modify this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Bond Fund through the Plan, including charges and expenses, return the enclosed card for a copy of the Bond Fund Prospectus. Read it carefully before you decide to participate.



                                      B-30
840829.1

                                    SPONSORS

     Glickenhaus and Lebenthal are the Sponsors of Empire State Municipal Exempt Trust, Series 10 and all subsequent series.

     Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Glickenhaus Value Portfolios and The Municipal Insured National Trusts, and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     Lebenthal, a New York corporation originally organized as a New York partnership in 1925, has been buying and selling municipal bonds for its own account as a dealer for over 68 years; Lebenthal also buys and sells securities as an agent and participates as an underwriter in public offerings of municipal bonds. It acted as a sponsor of Empire State Tax Exempt Bond Trust, Series 8 and successive Series of The Municipal Insured National Trust through Series 28.
Lebenthal is registered as a broker/dealer with the Securities and Exchange Commission and various state securities regulatory agencies and is a member of the National Association of Securities Dealers, Inc. and Securities Investors Protection Corp.

Limitations on Liability. The Sponsors are jointly and severally liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See "The Trust--Portfolio" and "Sponsors--Responsibility" in Part B.

Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsors as the Trustee in its sole discretion may deem necessary. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds in the Trust, to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and Defaulted Bonds are retained in the Trust in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust's Portfolio will tend to diminish. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds, except as described below and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unit holders or if there is no alternative, the Trustee is not empowered to sell Defaulted Bonds for which value has been attributed for the insurance obtained by the Trust. Because of such restrictions on the Trustee, under certain circumstances the Sponsors may seek a full or partial suspension of the right of Unit holders to redeem their Units. See "Rights of Unit Holders--Redemption" in Part B. The Sponsors are empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of advanced refunding.

     It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsors may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsors may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsors the issuer will probably default in respect to such Securities in the foreseeable future.

                                      B-31
840829.1

     Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds" in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.


     If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor either pursuant to the portfolio insurance with respect to the Trust or otherwise within 30 days, the Trustee is required to notify the Sponsors thereof. If the Sponsors fail to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsors of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred. See "Insurance on the Bonds" in Part B.

     The Sponsors may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsors the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.


     Notwithstanding the foregoing, in connection with final distributions to Unit holders, if the Trustee does not exercise the right to obtain Permanent Insurance on any Defaulted Bond, because the portfolio insurance obtained by the Trust is applicable only while Bonds so insured are held by the Trust, the price to be received by the Trust upon the disposition of any such Defaulted Bond will not reflect any value based on such insurance. Therefore, in connection with any liquidation prior to the Mandatory Termination Date, with respect to the Trust, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bonds if retention of such Bonds, until due, shall be deemed to be in the best interest of Unit holders, including, but not limited to, situations in which Bonds so insured are in default and situations in which Bonds so insured have a deteriorated market price resulting from a significant risk of default. Since the Pre-insured Bonds in the Trust will reflect the value of the insurance obtained by the Bond issuer, it is the present intention of the Sponsors not to direct the Trustee to hold any Pre-insured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on Defaulted Bonds in the Trust not disposed of at the date of termination will ultimately be distributed to Unit holders of record as of such date of termination as soon as practicable after the date such Defaulted Bonds become due and applicable insurance proceeds have been received by the Trustee (see "Summary of Essential Information").

Agent for Sponsors. The Sponsor named as Agent for Sponsors under "Summary of Essential Information" has been appointed by the other Sponsors as agent for purposes of taking action under the Trust Agreement. If the Sponsors are unable to agree with respect to action to be taken jointly by them under the Trust Agreement and they cannot agree as to which Sponsors shall act as sole Sponsor, then the Agent for Sponsors shall act as sole Sponsor. If one of the Sponsors fails to perform its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, that Sponsor is automatically discharged under the Trust Agreement and the other Sponsor act as the sole Sponsor.



                                      B-32
840829.1

Resignation. Any Sponsor may resign at any time provided that at the time of such resignation one remaining Sponsor maintains a net worth of $1,000,000 and all the remaining Sponsor is agreeable to such resignation. Concurrent with or subsequent to such resignation a new Sponsor may be appointed by the remaining Sponsor and the Trustee to assume the duties of the resigning Sponsor. If, at any time, only one Sponsor is acting under each Trust Agreement and that Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.

Financial Information. The total partners' capital of Glickenhaus at September 30, 1998 was $185,620,531 (audited); and the total stockholders' equity of Lebenthal at March 31, 1998 was $6,083,285 (audited).

     The foregoing information with regard to the Sponsors relates to the Sponsors only, and not to any series of Empire State Municipal Exempt Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations shown herein. More comprehensive financial information can be obtained upon request from any Sponsors.

                                     TRUSTEE

     The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust. Monies held by the Trustee for the Trust will be held in a non-interest bearing account at the Trustee.


Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Portfolio" in Part A.

Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders," "Sponsors--Responsibility" and "Sponsors--Resignation" in this Part B.

Resignation. By executing an instrument in writing and filing the same with the Sponsors, the Trustee and any successor may resign. In such an event the Sponsors are obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsors deem it to be in the best interest of the Unit holders, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

                                      B-33
840829.1

                                    EVALUATOR

     Both during and after the initial offering period, the Evaluator shall be Muller Data Corporation ("Muller Data"), a New York corporation with main offices located at 395 Hudson Street, New York, New York 10014. Muller Data is a wholly owned subsidiary of Thomson Publishing Corporation, a Delaware corporation.

Limitations on Liability. The Trustee and the Sponsors may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsors or Unit holders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsors. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price" in Part B.

Resignation. The Evaluator may resign or may be removed by the Sponsors and the Trustee, and the Sponsors and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

     The Sponsors and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsors and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

     The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsors and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all

                                      B-34
840829.1

Unit holders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.


                                 LEGAL OPINIONS

     Certain legal matters will be passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsors, and Winston & Strawn, 200 Park Avenue, New York, New York 10166, acting as counsel for the Trustee.


                                    AUDITORS

     The statement of condition of the Trust included in this Prospectus has been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.


                           DESCRIPTION OF BOND RATINGS


     Standard & Poors Rating. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.


     The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

     AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

     A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing

                                      B-35
840829.1
circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     BB, B, CCC, CC--Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

      NR--Indicates   that  no  rating  has  been   requested,   that  there  is
insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

     SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     SP-2:   Satisfactory   capacity  to  pay  principal  and  interest.   SP-3:
Speculative capacity to pay principal and interest.


     * Moody's Investors Service Rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:


     Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                      B-36
840829.1

     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

     Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

     Moody's   applies   numerical   modifiers   1,  2  and  3  in  each  rating
classification from "Aa" through "B" in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

                                      B-37
840829.1

                              TAX EQUIVALENT YIELDS

The following tables indicate the approximate yield resident individuals in various income brackets must earn on a security subject to Federal, New York State and New York City income taxes to receive an after-tax yield equivalent to that provided by a tax-exempt bond yielding from 4.0% to 8.0%, based on anticipated 1999 Federal, New York State and New York City marginal tax rates. New York City taxpayers should refer to Table I. New York State taxpayers outside of New York City should refer to Table II.

     TABLE I. COMBINED EFFECT OF FEDERAL, NEW YORK STATE AND NEW YORK CITY
                                  INCOME TAXES


                                            Approx.
                                             1999                       To equal a tax-exempt yield of:
                                                     --------------------------------------------------------------
                                           Federal,
                                              NYS     4.00%  4.50%  5.00% 5.50%  6.00%  6.50%  7.00%  7.50%  8.00%
                                                     --------------------------------------------------------------
If your net taxable income1                  & NYC
is approximately2                          Marginal
Joint Return   Single Return              Tax Rates4             A taxable investment would have to pay you:3
-------------------------------------------------------------------------------------------------------------------
$21,601-$43,050        $12,001-$25,750      24.10%    5.3%   5.9%   6.6%    7.2% 7.9%   8.6%   9.2%    9.9%  10.5%
-------------------------------------------------------------------------------------------------------------------
$43,051-$104,050       $25,751-$62,450      35.75%    6.2%   7.0%   7.8%    8.6% 9.3%   10.1%  10.9%  11.7%  12.5%
-------------------------------------------------------------------------------------------------------------------
$104,051-$158,550      $62,451-$130,250     39.42%    6.6%   7.4%   8.3%    9.1% 9.9%   10.7%  11.6%  12.4%  13.2%
-------------------------------------------------------------------------------------------------------------------
$158,551-$283,150      $130,251-$283,150    43.89%    7.1%   8.0%   8.9%    9.8% 10.7%  11.6%  12.5%  13.4%  14.3%
-------------------------------------------------------------------------------------------------------------------
$283,151+              $283,151+            47.30%    7.6%   8.5%   9.5%   10.4% 11.4%  12.3%  13.3%  14.2%  15.2%
-------------------------------------------------------------------------------------------------------------------

      TABLE II. COMBINED EFFECT OF FEDERAL AND NEW YORK STATE INCOME TAXES

                                          Approx.
                                           1999                        To equal a tax-exempt yield of:
                                                   -----------------------------------------------------------------
If your net taxable                      Federal &
income1 is                                  NYS     4.00%  4.50%  5.00%  5.50%   6.00%  6.50%  7.00%  7.50%   8.00%
                                                   -----------------------------------------------------------------
approximately2                           Marginal
Joint Return         Single Return      Tax Rates5               A taxable investment would have to pay you:3
--------------------------------------------------------------------------------------------------------------------
$21,601-$43,050     $12,001-$25,750       20.82%    5.1%   5.7%   6.3%    7.0%   7.6%   8.2%   8.8%    9.5%   10.1%
--------------------------------------------------------------------------------------------------------------------
$43,051-$104,050    $25,751-$62,450       32.93%    6.0%   6.7%   7.5%    8.2%   9.0%   9.7%   10.4%  11.2%   11.9%
--------------------------------------------------------------------------------------------------------------------
$104,051-$158,550   $62,451-$130,250      36.59%    6.3%   7.1%   7.9%    8.7%   9.5%   10.3%  11.0%  11.8%   12.6%
--------------------------------------------------------------------------------------------------------------------
$158,551-$283,150   $130,251-$283,150     41.39%    6.8%   7.7%   8.5%    9.4%   10.2%  11.1%  11.9%  12.8%   13.7%
--------------------------------------------------------------------------------------------------------------------
$283,151+           $283,151+             44.85%    7.3%   8.2%   9.1%   10.0%   10.9%  11.8%  12.7%  13.6%   14.5%
--------------------------------------------------------------------------------------------------------------------

1 After exemptions and deductions other than state and local tax deductions.
2 The tables cover only a representative range of incomes, and income brackets have been rounded off to facilitate illustration. Actual Federal, New York State and New York
            City income brackets may differ slightly from those in the table.
3 Yields on taxable investments have been rounded off to facilitate illustration.
4 This rate is calculated by using the highest New York State and New York City marginal tax rates that apply to the bracket.
5 This rate is calculated by using the highest New York State marginal tax rate that applies to the bracket.


                                      B-38
840829.1

                      [This page intentionally left blank]

 369165.4

           EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 145
--------------------------------------------------------------------------------

                  5,000 Units                                Dated: May 25, 1999

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file no. 33- 74097) and the Investment Company Act of 1940 (file no. 811-2838), and to which reference is hereby made. Copies may be reviewed at the Commission or on the Internet, or obtained from the Commission at prescribed rates by:

      o   calling:    1-800-SEC-0330
      o   visiting the SEC Internet address:         http://www.sec.gov.
      o   writing:    Public  Reference  Section  of the  Commission,  450 Fifth
                      Street, N.W., Washington, D.C. 20549-6009

--------------------------------------------------------------------------------

Table of Contents                                                  Sponsors:
                               Part A
Investment Summary                                    A-2          Glickenhaus & Co.
Fee Table                                             A-4          6 East 43rd Street
Summary of Essential Information                      A-5          New York, New York 10017
Portfolio Summary                                     A-7
Report of Independent Auditors                        A-8          Lebenthal & Co., Inc.
Statement of Condition                                A-9          120 Broadway
Portfolio                                            A-10          New York, New York 10271
Underwriting Account                                 A-12
                               Part B
The Trust                                             B-1
Risk Factors                                          B-2          Trustee:
Insurance on the Bonds                               B-12
Public Offering                                      B-14          The Bank of New York
Estimated Current Return and                                       101 Barclay Street
      Estimated Long-Term Return to Unit Holders     B-18          New York, New York 10286
Tax Status                                           B-19
Rights of Unit Holders                               B-23
Automatic Accumulation Account                       B-30
Sponsors                                             B-31
Trustee                                              B-33
Evaluator                                            B-34
Amendment and Termination of the
      Trust Agreement                                B-34
Legal Opinions                                       B-35
Auditors                                             B-35
Description of Bond Ratings                          B-35
Tax Equivalent Yields                                B-38

--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------


369165.4

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

       The employees of Glickenhaus & Co. and Lebenthal & Co., Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the respective amounts of $5,000,000 and $10,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

       This Registration Statement on Form S-6 comprises the following papers and documents:
              The facing sheet on Form S-6.
              The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Empire State
                  Municipal Exempt Trust, Guaranteed Series 133).
              The Prospectus consisting of   pages.
              Undertakings.
              Signatures.
              Written  consents of the  following  persons:
                    Battle  Fowler LLP (included  in Exhibit  99.3.1)
                    BDO  Seidman,  LLP
                    Muller Data Corporation (included in Exhibit 99.5.1)

    The following exhibits:

       *99.1.1           --      Reference  Trust  Agreement  including  certain  Amendments  to the Trust  Indenture  and Agreement referred to under Exhibit 99.1.1 below.

       +99.1.1.1         --      Trust Indenture and Agreement dated December 18, 1990.

       99.1.3            --      Form of Agreement  Among  Underwriters  and  Selected  Dealers  Agreement  (filed as Exhibit 1.8 to
                                 Amendment No. 1 to Form S-6  Registration  Statement No. 33-28268 of Empire State Municipal  Exempt
                                 Trust, Guaranteed Series 49 on July 18, 1989, and incorporated herein by reference).

       99.1.6(a)         --      Eighth  Agreement of Amendment to Fourth Amended and Restated  Agreement of Limited  Partnership of
                                 Glickenhaus & Co. (filed as Exhibit  1.6(a) to Amendment No. 1 to Form S-6  Registration  Statement
                                 No. 333-30481 of Empire State Municipal Exempt Trust, Guaranteed Series 138 on November 25, 1997).

       +99.1.6.1         --      Certificate of Incorporation of Lebenthal & Co., Inc. as amended on October 23, 1981.

       +99.1.6.2         --      By-Laws of Lebenthal & Co., Inc.

       *99.1.7           --      Form of Insurance Policy obtained by the Trust.

------------
*      Filed herewith.

+      Filed  with  Amendment  No.  1 to Form  S-6  Registration  Statement  No.
       333-17307 of Empire State Municipal Exempt Trust, Guaranteed Series 134 on April 2, 1997 and incorporated herein by reference.

                                                                II-i
396037.1




       99.1.7(a)         --      Master Letter Agreement of Municipal Bond Investors Assurance  Corporation (filed as Exhibit 1.7(a)
                                 to Amendment No. 1 to Form S-6 Registration Statement No. 33-35124 of Empire State Municipal Exempt
                                 Trust, Guaranteed Series 59 on July 1, 1990, and incorporated herein by reference).

       99.1.7(b)         --      Form of Permanent  Insurance  Policy of Municipal Bond Investors  Assurance  Corporation  (filed as
                                 Exhibit 1.7.1 to Amendment No. 1 to Form S-6  Registration  Statement No. 33- 10860 of Empire State
                                 Municipal  Exempt  Trust,  Guaranteed  Series  31 on June 10,  1987,  and  incorporated  herein  by reference).

       +99.2.1           --      Form of Certificate.

       *99.3.1           --      Opinion of Battle Fowler LLP as to the legality of the securities being registered.

       99.4.1            --      Information  as to Partners of  Glickenhaus  & Co. (filed as Exhibit 4.1 to Amendment No. 1 to Form
                                 S-6 Registration  Statement No. 33-26577 of Empire State Municipal Exempt Trust,  Guaranteed Series
                                 46 on April 19, 1989, and incorporated herein by reference).

       99.4.2            --      Information  as to  Officers  and  Directors  of  Lebenthal  & Co.,  Inc.  (filed as Exhibit 4.2 to
                                 Amendment No. 1 to Form S-6  Registration  Statement No. 33-22568 of Empire State Municipal  Exempt
                                 Trust, Guaranteed Series 39 on August 9, 1988, and incorporated herein by reference).

       99.4.3            --      Affiliations of Sponsors with other  investment  companies (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6  Registration  Statement No.  2-95041 of Municipal  Insured  National Trust Series 1 on
                                 March 21, 1985, and incorporated herein by reference).

       99.4.4            --      Stockbrokers'  Bond and  Policy,  Form B for  Glickenhaus  & Co.  (filed as Exhibit 4.7 to Form S-6
                                 Registration  Statement No.  2-95041 of Municipal  Insured  National Trust Series 1 on December 21,
                                 1984, and incorporated herein by reference).

       +99.4.5           --      Stockbrokers'  Blanket Bond Policy,  Standard Form No. 14 for Lebenthal & Co., Inc.  dated April 5,
                                 1983.

       *99.5.1           --      Consent To Be  Evaluator of Muller Data  Corporation  and  Affirmation  Letter of Standard & Poor's
                                 Corporation.

       *99.5.2           --      Affirmation Letter of Moody's Investors Service.

       99.6.1            --      Copies of Powers of Attorney of General  Partners of  Glickenhaus & Co. (filed with Amendment No. 1 to Form S-6 Registration Statement No. 333-17307 of Empire State Municipal Exempt Trust, Guaranteed
                                 Series 134 on April 2, 1997 and Post-Effective  Amendment No. 7 to Form S-6 Registration  Statement
                                 No.  33-40723 on November 25, 1997 and  incorporated  herein by  reference).

--------

+    Filed with Amendment No. 1 to Form S-6 Registration Statement No. 333-17307 of Empire State Municipal Exempt Trust,  Guaranteed
     Series 134 on April 2, 1997 and incorporated herein by reference.

*    Filed herewith.

                                                                II-ii
396037.1




       99.6.2            --      Copies of Powers of Attorney of  Directors  and certain  officers of Lebenthal & Co.,  Inc.  (filed herewith and as Exhibit 6.2 to Amendment  No. 1 to Form S-6  Registration  No.  333-42453 of Empire
                                 State Municipal Exempt Trust,  Guaranteed  Series 140 on May 18, 1998; and Exhibit 6.2 to Amendment
                                 No. 1 to Form S-6  Registration  Statement  No. 33- 55385 of Empire State  Municipal  Exempt Trust,
                                 Guaranteed Series 109 on November 2, 1994, and incorporated herein by reference).



                                     II-iii
396037.1

                           UNDERTAKING TO FILE REPORTS

                Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

                The registrant hereby identifies Empire State Municipal Exempt Trust, Guaranteed Series 141 for the purposes of the representations required by Rule 487 and represents the following:

                1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

                2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the Commission or the staff; and

                3) That it has complied with Rule 460 under the Securities Act of 1933.

                Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 145 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 25th day of May 1999.

                                   EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                   GUARANTEED SERIES 145

                                   By:        GLICKENHAUS & CO.
                                      ------------------------------------------
                                              (Sponsor)

                                   By:   /S/ MICHAEL J. LYNCH
                                      ------------------------------------------
                                      (Michael J. Lynch, Attorney-in-Fact)

                 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                 TITLE                         DATE
----                                 -----                         ----

  ALFRED FEINMAN*                 General Partner
--------------------------
   (Alfred Feinman)

  JAMES M. GLICKENHAUS*           General Partner
--------------------------
   (James M. Glickenhaus)

  SETH M. GLICKENHAUS*             General Partner,
--------------------------         Chief Investment Officer
   (Seth  M. Glickenhaus)

*By:  /S/ MICHAEL J. LYNCH                                        May 25, 1999
     -----------------------------------
     (Michael J. Lynch, Attorney-in-Fact)



--------
* Executed copy of powers of attorney was filed as Exhibit 6.1 to Registration Statement No. 333-17307 on April 2, 1997 and Post-Effective Amendment No. 7 to Registration Statement No. 33-40723 on November 25, 1997.

                                      II-iv
396037.1

                           UNDERTAKING TO FILE REPORTS

                Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

                The registrant hereby identifies Empire State Municipal Exempt Trust, Guaranteed Series 141 for the purposes of the representations required by Rule 487 and represents the following:

                1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

                2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the Commission or the staff; and

                3) That it has complied with Rule 460 under the Securities Act of 1933.

                Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 145 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York and State of New York on the 25th day of May 1999.

                                     EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                     GUARANTEED SERIES 145

                                   By:     LEBENTHAL & CO., INC.
                                       ----------------------------------------
                                              (Sponsor)

                                   By:   /s/ D. WARREN KAUFMAN
                                       ----------------------------------------
                                       (D. Warren Kaufman, Attorney-in-Fact)

              Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                TITLE                         DATE
----                                -----                         ----

   H. GERARD BISSINGER, II*       Director
-----------------------------
 (H. Gerard Bissinger, II)

   JEFFREY M. JAMES*              Director
-----------------------------
    (Jeffrey M. James)

   /s/ D. WARREN KAUFMAN*         Director                    May 25, 1999
-----------------------------
    (D. Warren Kaufman)

    ALEXANDRA LEBENTHAL*          Director, President
-----------------------------
    (Alexandra Lebenthal)

   JAMES A. LEBENTHAL*            Director, Chief Executive Officer
-----------------------------
    (James A. Lebenthal)

   JAMES E. McGRATH**             Director
-----------------------------
    (James E. McGRATH)

   DUNCAN K. SMITH*               Director
-----------------------------
   (Duncan K. Smith)

*By:  /s/ D. WARREN KAUFMAN                                  May 25, 1999
      ------------------------------------
     (D. Warren Kaufman, Attorney-In-Fact)


-------------
* An executed copy of the power of attorney was filed as Exhibit 6.2 to Amendment No. 1 to Registration Statement No. 33-55385 on November 2, 1994.

** An executed copy of the power of attorney is filed as Exhibit 6.2 to Amendment No. 1 to Registration Statement No. 333-42453 on May 18, 1998.

                                      II-v
396037.1

                               CONSENT OF COUNSEL

   The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit
99.3.1 to this Registration Statement.



                         CONSENT OF INDEPENDENT AUDITORS

The Sponsors and Trustee of Empire State Municipal Exempt Trust,
   Guaranteed Series 145


   We hereby consent to the use in this Amendment No. 1 to the Registration Statement No. 333-74097 of our report dated May 25, 1999, relating to the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 145 and to the reference to our firm under the heading "Auditors" in the Prospectus which is a part of such Registration Statement.





BDO SEIDMAN, LLP
New York, New York
May 25, 1999



                                      II-vi
396037.1